No. 812-15168

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF

THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE

17d-l UNDER THE ACT

In the Matter of the Application of:

STONE POINT CREDIT CORPORATION, STONE POINT CREDIT ADVISER LLC, SPC CAPITAL

MARKETS LLC, SPC FINANCING COMPANY LLC, SPC OPPORTUNITIES FUND, L.P., SPC

OPPORTUNITIES PARALLEL FUND, L.P., SPC OPPORTUNITIES FEEDER FUND, L.P., SPC

OPPORTUNITIES PARALLEL FEEDER FUND, L.P., SPC OPPS PROFESSIONALS FUND, L.P., SPC

WILSON POINT, L.P., SPC OPPS WILSON POINT, L.P., OVERLAND POINT, L.P., SPC OPPS

OVERLAND POINT, L.P., SPC OYSTER POINT, L.P., SPC PACIFIC POINT, L.P., SPC PACIFIC POINT

II, L.P., SPC PACIFIC POINT-A, L.P., SPC PACIFIC POINT II-A, L.P., SPC OPPS FUND HOLDINGS I, L.P.,

SPC OPPS FUND HOLDINGS II, L.P., SPC OPPS 1903 HOLDINGS LLC, SPC OPPS HOLDINGS S.a.R.L.

20 Horseneck Lane

Greenwich, CT 06830

All Communications, Notices and Orders to:

Jacqueline Giammarco

c/o Stone Point Capital

20 Horseneck Lane

Greenwich, CT 06830

Tel: (203) 862-3124

Copies to:

Aaron J. Schlaphoff, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

William J. Bielefeld

Dechert LLP

1900 K Street NW

Washington, DC 20006

Tel: (202) 261-3386

July 6, 2021

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I.	INTRODUCTION

A.	Requested Relief

Stone Point Credit Corporation and its related entities identified in section I.B. below hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more BDC Downstream Funds (as defined below)), one or more Affiliated Funds (as defined below) and/or one or more Capital Markets Affiliates (as defined below) to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth in this Application (the “Conditions”).

B.	Applicants Seeking Relief:

•

Stone Point Credit Corporation (“Stone Point BDC”), which is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•	Stone Point Credit Adviser LLC (“Stone Point Credit Adviser”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and its successors[3];

•

SPC Capital Markets LLC (“SPC Capital Markets”), a broker-dealer that is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended, and SPC Financing Company LLC (“SPC FinCo”), each of which from time to time may hold various financial assets in a principal capacity;

•

SPC Opportunities Fund, L.P., SPC Opportunities Parallel Fund, L.P., SPC Opportunities Feeder Fund, L.P., SPC Opportunities Parallel Feeder Fund, L.P., SPC Opps Professionals Fund, L.P., SPC Wilson Point, L.P., SPC Opps Wilson Point, L.P., Overland Point, L.P., SPC Opps Overland Point, L.P., SPC Oyster Point, L.P., SPC Pacific Point, L.P., SPC Pacific Point II, L.P., SPC Pacific Point-A, L.P., and SPC Pacific Point II-A, L.P., SPC Opps Fund Holdings I, L.P., SPC Opps Fund Holdings II, L.P., SPC Opps 1903 Holdings LLC, and SPC Opps Holdings S.a.R.L. (together, the “Existing Affiliated Funds” and together with Stone Point BDC, Stone Point Credit Adviser, SPC Capital Markets and SPC FinCo, the “Applicants”).

C.	Defined Terms

“Adviser” means Stone Point Credit Adviser and any Future Adviser (defined below).

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	The term “successor,” as applied to an Adviser (as defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

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“Affiliated Fund” means the Existing Affiliated Funds and any entity (a) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, (c) that is not a BDC Downstream Fund, and (d) that intends to participate in the Co-Investment Program. No Existing Affiliated Fund is a BDC Downstream Fund.

“BDC” means a business development company under the Act.4

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser(s), if any) are an Adviser, (v) that is not a Wholly-Owned Investment Sub, and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Capital Markets Affiliate” means (i) SPC Capital Markets and SPC Finco, (ii) any entity that is a direct or indirect, wholly- or majority-owned and controlled subsidiary of SPC Field Partners that, from time to time, may hold various financial assets in a principal capacity and intends to participate in the Co-Investment Program, and (iii) any entity that is a wholly-owned subsidiary of an entity described in the preceding clause (i); provided, that Stone Point Capital shall not be a Capital Markets Affiliate.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds, the Capital Markets Affiliates and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds, one or more Capital Markets Affiliates and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any investment adviser that in the future (i) is controlled by SPC Field Credit, (ii) is (a) registered as an investment adviser under the Advisers Act or (b) a relying adviser of an investment adviser that is registered under the Advisers Act and that is controlled by SPC Field Credit, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[4]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

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“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) are an Adviser, and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds, one or more Capital Markets Affiliates and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds, one or more Capital Markets Affiliates and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i.)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii.)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund, other Regulated Fund or Capital Markets Affiliate.

“Regulated Funds” means Stone Point BDC, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

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“Required Majority” means a required majority, as defined in Section 57(o) of the Act.5

“SBA” means the Small Business Administration.

“SBA Act” means the Small Business Investment Act of 1958, as amended.

“SBIC Subsidiary” means a wholly-owned consolidated subsidiary that is licensed by the SBA to operate under the SBA Act as a small business investment company.

“SPC Field Partners” means SPC Field Partners LLC.

“SPC Field Credit” means SPC Field Credit Holdings LLC.

“Stone Point Capital” means Stone Point Capital LLC, an investment adviser registered under the Advisers Act, and its successors.

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c) (7) of the Act.

II.	APPLICANTS

Each of the Applicants is directly or indirectly controlled by SPC Field Partners. SPC Field Partners, however, is a holding company and does not currently offer investment advisory services to any person, and therefore has not been included as an Applicant.

[5]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

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A.    Stone Point Credit Corporation

Stone Point BDC is an externally managed, non-diversified, closed-end management investment company incorporated in Delaware that has elected to be regulated as a BDC under the Act. In addition, it intends to elect, and intends to qualify annually, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

Stone Point BDC’s Objectives and Strategies are to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Stone Point BDC seeks to invest primarily in senior secured or unsecured loans and, to a lesser extent, subordinated loans or mezzanine loans or equity-related securities including warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity.

Stone Point BDC’s business and affairs are managed under the direction of a Board, a majority of whom are Independent Directors. Stone Point BDC’s Board has delegated daily management and investment authority to Stone Point Credit Adviser pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”).

B.    Stone Point Credit Adviser LLC

Stone Point Credit Adviser is organized as a limited liability company under the laws of the state of Delaware. Stone Point Credit Adviser is registered as an investment adviser with the Commission under the Advisers Act. Stone Point Credit Adviser is the only investment adviser to Stone Point BDC; there is no sub-adviser agreement. Stone Point Credit Adviser also serves as the investment adviser to each Existing Affiliated Fund.

Stone Point Capital is an affiliate of Stone Point Credit Adviser. Stone Point Capital does not directly provide any services to Stone Point BDC. However, Stone Point Capital will provide Stone Point Credit Adviser with experienced investment professionals, including the members of Stone Point Credit Adviser’s investment committee and access to the resources of Stone Point Capital. Shared personnel of Stone Point Capital will be access persons of Stone Point Credit Adviser. will be supervised by Stone Point Credit Adviser when working for Stone Point Credit Adviser, and will be covered by Stone Point Credit Adviser’s compliance procedures when acting on behalf of Stone Point Credit Adviser.

Stone Point Credit Adviser is an indirect, majority-owned and controlled subsidiary of SPC Field Credit, which itself is an indirect, majority-owned subsidiary of SPC Field Partners. Stone Point Capital is a direct, majority-owned and controlled subsidiary of SPC Field Partners. Stone Point Capital is under common control with Stone Point Credit Adviser but, unlike Stone Point Credit Adviser, Stone Point Capital is not controlled by SPC Field Credit.6

C.    Capital Markets Affiliates

SPC Capital Markets is organized as a limited liability company under the laws of the state of Delaware. SPC Capital Markets is registered as a broker-dealer with the SEC and a member of FINRA and Securities Investor Protection Corporation. SPC Capital Markets may, among other assignments, arrange, structure, and/or place equity and debt securities to be issued by portfolio companies owned by the Affiliated Funds on a best efforts or firm commitment basis.

SPC FinCo is organized as a limited liability company under the laws of the state of Delaware. SPC FinCo is a majority-owned subsidiary of SPC Field, and was formed to originate and sell loans.

Each of SPC Capital Markets and SPC FinCo is an indirect and majority-owned and controlled subsidiary of SPC Field. In the future, SPC Field may have various business lines operated through its direct or indirect wholly- or majority-owned subsidiaries.

D.    SPC Opportunities Fund, L.P., SPC Opportunities Parallel Fund, L.P., SPC Opportunities Feeder Fund, L.P., SPC Opportunities Parallel Feeder Fund, L.P., SPC Opps Professionals Fund, L.P., SPC Opps Fund Holdings I, L.P., SPC Opps Fund Holdings II, L.P., SPC Opps 1903 Holdings LLC, SPC Opps Holdings S.a.R.L., SPC Wilson Point, L.P., SPC Opps Wilson Point, L.P., Overland Point, L.P., SPC Opps Overland Point, L.P., SPC Oyster Point, L.P., SPC Pacific Point, L.P., SPC Pacific Point II, L.P., SPC Pacific Point-A, L.P., and SPC Pacific Point II-A, L.P.

Each Existing Affiliated Fund is organized as a limited partnership under the laws of the state of Delaware or the laws of the Cayman Islands. Each Existing Affiliated Fund would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Act. The Existing Affiliated Funds’ primary investment objective is to make primarily credit-oriented and preferred equity investments in companies and other entities operating within the financial services industry. Stone Point Credit Adviser serves as the investment adviser to each Existing Affiliated Fund pursuant to an investment advisory agreement and/or the applicable Existing Affiliated Fund’s limited partnership agreement.

[6]

The investment strategies of Stone Point Capital do not overlap with those of Stone Point Credit Adviser, and therefore the funds advised by Stone Point Capital do not intend to participate in the same investment opportunities as the Applicants through the Co-Investment Program. Accordingly, Stone Point Capital is not an Applicant and does not intend to rely on the Order.

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III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds, one or more Affiliated Funds and/or one or more Capital Markets Affiliates to enter into Co-Investment Transactions with each other.

The Regulated Funds, the Affiliated Funds and the Capital Markets Affiliates seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act without an exemptive order from the Commission. This Application seeks relief in order to (i) enable the Regulated Funds, Affiliated Funds and Capital Markets Affiliates to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds, the Affiliated Funds and the Capital Markets Affiliates to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

Stone Point Credit Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the Stone Point BDC and any other BDCs and registered investment companies, the Act.

Stone Point Credit Adviser has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds, the Affiliated Funds and the Capital Markets Affiliates and (ii) comply with the Conditions contained in the Order.

1. The Investment Process

The investment process consists of three stages: (a) the identification and consideration of investment opportunities (including follow-on investment opportunities); (b) order placement and allocation; and (c) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a) Identification and Consideration of Investment Opportunities

Stone Point Credit Adviser is organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers and senior management (“Investment Teams” and “Investment Committees”)7 responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser or personnel of a Capital Markets Affiliate become aware of investment opportunities that may be appropriate for one or more Regulated Funds, one or more Affiliated Funds and/or one or more Capital Markets Affiliates. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients or as any Capital Markets Affiliates considering the opportunity for themselves. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio

[7]	Investment Teams and Investment Committees responsible for an area of investment may include portfolio managers and senior management from among one or more of the Advisers.

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managers, Investment Teams and/or Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).8 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable Investment Team or Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

The Applicants acknowledge that the Capital Markets Affiliates are not funds advised by Advisers. However, Applicants note that numerous of the previously ordered exemptive applications seeking similar co-investment relief have included capital markets affiliates and other proprietary accounts.9 The Applicants do not believe that the participation of the Capital Markets Affiliates in Co-Investment Transactions would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds. With respect to Potential Co-Investment Transactions within a Regulated Fund’s Objectives and Strategies and Board-Established Criteria that are considered by a Capital Markets Affiliate, such Potential Co-Investment Transactions will be referred to the Advisers of the Regulated Funds by the Capital Markets Affiliate to ensure that Condition 1(a) will be satisfied.

[8]

Representatives from each Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee. The Investment Teams and Investment Committees will keep minutes of their meetings, and such minutes will include reference to the specific investment opportunities considered at the meeting.

[9]

See, e.g., TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC-32969 (January 17, 2018) (order), Release No. IC-32945 (December 20, 2017) (notice); Varagon Capital Corporation, et al. (File No. 812-15059) Release No. IC-33867 (May 18, 2020) (notice), Release No. IC-33892 (June 15, 2020) (order); Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940) Release No. IC-33742 (January 8, 2020) (notice), Release No. IC-33798 (February 4, 2020) (order); Prospect Capital Corporation, et al. (File No. 812-14977) Release No. IC-33716 (December 16, 2019) (notice), Release No. IC-33745 (January 13, 2020) (order), New Mountain Finance Corporation, et al. (File No. 812-15030) Release No. IC-33624 (Sept. 12, 2019) (notice), Release IC-33656 (Oct. 8, 2019) (order); John Hancock GA Mortgage Trust, et al. (File No. 812-14917) Release No. IC-33493 (May 28, 2019) (notice), Release No. IC- 33518 (June 25, 2019) (order); Stellus Capital Investment Corporation, et al. (File No. 812-14855) Release No. IC-33289 (November 6, 2018) (notice), Release No. IC-33316 (December 4, 2018) (order); THL Credit, Inc., et al. (File Nos. 812-14807) Investment Company Act Rel Nos. 33213 (notice) and 33239(order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al. Inv. Co. Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al. (File No. 812-14472) Investment Company Act Rel. No. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2016) (order), all of which included relief for proprietary accounts.

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Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

(b) Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable Investment Team or Investment Committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team or Investment Committee may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, committed capital, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, and for each Capital Markets Affiliate that intends to participate in a Potential Co-Investment Transaction, the Adviser or such Capital Markets Affiliate, as applicable, will formulate a proposed order amount. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with written allocation policies and procedures, by an allocation committee for the area in question (e.g., credit) on which senior management, legal and compliance personnel from that area participate or, in the case of issues involving multiple areas, an allocation committee on which senior management, legal and compliance personnel for the Advisers and the Capital Markets Affiliates participate.10 The order of a Regulated Fund, Affiliated Fund or Capital Markets Affiliate resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.11 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’, the Affiliated Funds’ or the Capital Markets Affiliates’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the allocation review process will be a robust process designed as part of the Advisers’ and the Capital Markets Affiliates’ overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

[10]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of each Adviser.
[11]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’, Capital Markets Affiliates’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

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(c) Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds, one or more Affiliated Funds and/or one or more Capital Markets Affiliates only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract enforceable by such Independent Party) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments (as each term is defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2. Delayed Settlement

All Regulated Funds, Affiliated Funds and Capital Markets Affiliates participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund or a Capital Markets Affiliate in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds, Regulated Funds and Capital Markets Affiliates is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund, Regulated Fund or Capital Markets Affiliate participating in the transaction will occur within ten business days of each other.

3. Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds, Affiliated Funds and/or Capital Markets Affiliates may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds, one or more Affiliated Funds and/or one or more Capital Markets Affiliates previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds, Affiliated Funds and Capital Markets Affiliates and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds, Affiliated Funds and/or Capital Markets Affiliates holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds, Affiliated Funds and/or Capital Markets Affiliates have previously participated in a Co-Investment Transaction with respect to the issuer and only such entities are participating in the Follow-On Investment, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated

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Funds, Affiliated Funds and/or Capital Markets Affiliates hold Pre-Boarding Investments and have not previously participated in a Co-Investment Transaction with respect to the issuer and only such entities are participating in the Follow-On Investment, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a) Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Regulated Fund, each Affiliated Fund and each Capital Markets Affiliate is proportionate to its outstanding investments in the issuer or security, as appropriate,12 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds, one or more Capital Markets Affiliates and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Follow-Ons

One or more Regulated Funds, one or more Affiliated Funds and/or one or more Capital Markets Affiliates holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds, Affiliated Funds and/or Capital Markets Affiliates may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds, Affiliated Funds and Capital Markets Affiliates may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4. Dispositions

The Regulated Funds, Affiliated Funds and/or Capital Markets Affiliates may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds, Affiliated Funds and Capital Markets Affiliates and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

[12]	See note 26, below.

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The Order would divide these Dispositions into two categories: (i) if the Regulated Funds, Affiliated Funds and Capital Markets Affiliates holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds, Affiliated Funds and Capital Markets Affiliates have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. above and governed by Condition 7.

(a) Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Fund, each Affiliated Fund and each Capital Markets Affiliate is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;13 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;14 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Dispositions

One or more Regulated Funds, one or more Affiliated Funds and/or one or more Capital Markets Affiliates that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds, Affiliated Funds and Capital Markets Affiliates may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review

[13]	See note 24, below.
[14]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

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Follow-On or an Enhanced Review Disposition.15 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5. Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund or Capital Markets Affiliates because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1. Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[16] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D).

[15]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[16]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

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Pursuant to the foregoing application of Section 57(a)(4), a Regulated Fund and its BDC Downstream Funds on the one hand and other Regulated Funds, Affiliated Funds and Capital Markets Affiliates on the other, may not co-invest absent an exemptive order because each BDC Downstream Fund is controlled by a BDC and the Affiliated Funds, Capital Markets Affiliates and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.17

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.18 The Court of Appeals for the Second Circuit has enunciated a like

[17]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

[18]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

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rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”19 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”20

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission, to the extent that the Affiliated Funds, the Capital Markets Affiliates and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) Stone Point Credit Adviser manages the Existing Affiliated Funds and may be deemed to control the Existing Affiliated Funds, and an Adviser will advise (and sub-advise, if applicable) and will control any future Affiliated Fund, (ii) Stone Point Credit Adviser or another Adviser is or will be an investment adviser (and sub-adviser, if applicable) to each of the Regulated Funds, including Stone Point BDC, and may be deemed to control the Regulated Funds, and (iii) each BDC Downstream Fund will be deemed to be controlled by an Adviser, its parent BDC or certain of its parent BDC’s subsidiaries.

Thus, each of the Affiliated Funds could be deemed to be a person related to the BDC Regulated Funds or the BDC Downstream Funds in a manner described by Section 57(b) and related to other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds. Each Regulated Fund would also be related to each other Regulated Fund in a manner described by 57(b) or Rule 17d-1, as applicable, and thus prohibited from participating in Co-Investment Transactions with each other.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act), and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because the Capital Markets Affiliates are under common control with Stone Point Credit Adviser and, therefore, are under common control with the Regulated Funds, the Capital Markets Affiliates could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and also prohibited from participating in the Co-Investment Program.

[19]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[20]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

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D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving capital markets affiliates and proprietary accounts.21 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the cited orders.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time

[21]

See, e.g., TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC-32969 (January 17, 2018) (order), Release No. IC-32945 (December 20, 2017) (notice); Varagon Capital Corporation, et al. (File No. 812-15059) Release No. IC-33867 (May 18, 2020) (notice), Release No. IC-33892 (June 15, 2020) (order); Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940) Release No. IC-33742 (January 8, 2020) (notice), Release No. IC-33798 (February 4, 2020) (order), Prospect Capital Corporation, et al. (File No. 812-14977) Release No. IC-33716 (December 16, 2019) (notice), Release No. IC-33745 (January 13, 2020) (order), New Mountain Finance Corporation, et al. (File No. 812-15030) Release No. IC-33624 (September 12, 2019) (notice), Release No. IC-33656 (October 8, 2019) (order), BlackRock Capital Investment Corporation, et al. (File No. 812-14955) Release No. IC-33480 (May 21, 2019) (notice), Release No. IC- 33515 (June 20, 2019) (order), Nuveen Churchill BDC LLC, et al. (File No. 812-14898) Release No. IC-33475 (May 15, 2019) (notice), Release No. IC-33503 (June 7, 2019) (order).

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(except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund or Capital Markets Affiliate in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser or a Capital Markets Affiliate, and their respective principals, or any person controlling, controlled by, or under common control with an Adviser or a Capital Markets Affiliate, and their respective principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this Condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of an Adviser or a Capital Markets Affiliate, or their respective principals, to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds and/or Capital Markets Affiliates, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the

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Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’, Capital Markets Affiliates’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund, each participating Affiliated Fund and each participating Capital Markets Affiliate) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds, Affiliated Funds or Capital Markets Affiliates only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s), Affiliated Fund(s) or Capital Markets Affiliate(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s), Affiliated Fund(s) or Capital Markets Affiliate(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund, or an Affiliated Fund or a Capital Markets Affiliate, in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds, Capital Markets Affiliates and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund, Capital Markets Affiliate or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund, Affiliated Fund or Capital Markets Affiliate, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser or Capital Markets Affiliate agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund, Affiliated Fund or Capital Markets Affiliate or any affiliated person of any other Regulated Fund, Affiliated Fund or Capital Markets Affiliate receives in connection with the right of one or more Regulated Funds, Affiliated Funds or Capital Markets Affiliates to nominate a director or appoint a board observer or

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otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds and Capital Markets Affiliates (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect22 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds, the Capital Markets Affiliates or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3. Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,23 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5. Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund, Affiliated Fund and Capital Markets Affiliate and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund, Affiliated Fund or Capital Markets Affiliate will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds, Affiliated Funds or Capital Markets Affiliates, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6. Standard Review Dispositions.

(a) General. If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds, Affiliated Funds and Capital Markets Affiliates have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i) the Adviser to such Regulated Fund or Affiliated Fund, or such Capital Markets Affiliate, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds, the Capital Markets Affiliates and any other Regulated Fund.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

[22]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[23]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

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(i) (A) the participation of each Regulated Fund, Affiliated Fund and Capital Markets Affiliate in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;24 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7. Enhanced Review Dispositions.

(a) General. If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds, Affiliated Funds and Capital Markets Affiliates have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund, or such Capital Markets Affiliate, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds, Affiliated Funds and Capital Markets Affiliates, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)    Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds, the Capital Markets Affiliates and any other Regulated Fund;

(ii)    Original Investments. All of the Affiliated Funds’, Regulated Funds’ and Capital Markets Affiliates’ investments in the issuer are Pre-Boarding Investments;

[24]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s, Affiliated Fund’s and Capital Markets Affiliate’s outstanding investment in the security in question immediately preceding the Disposition.

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(iii)    Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)    Multiple Classes of Securities. All Regulated Funds, Affiliated Funds and Capital Markets Affiliates that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds, Affiliated Funds and Capital Markets Affiliates hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s, Affiliated Fund’s or Capital Markets Affiliate’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial25 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) No control. The Affiliated Funds, the Capital Markets Affiliates, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8. Standard Review Follow-Ons.

(a) General. If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate desires to make a Follow-On Investment in an issuer and the Regulated Funds, Affiliated Funds and Capital Markets Affiliates holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund, or such Capital Markets Affiliate, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund, each Affiliated Fund and each Capital Markets Affiliate in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,26 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

[25]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

[26]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds, Affiliated Funds and Capital Markets Affiliates, proportionality will be measured by each participating Regulated Fund’s, Affiliated Fund’s and Capital Markets Affiliate’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds, Affiliated Funds or Capital Markets Affiliates, proportionality will be measured by each participating Regulated Fund’s, Affiliated Fund’s and Capital Markets Affiliate’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

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(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’, the Affiliated Funds’ and the Capital Markets Affiliates’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds and the amount proposed to be invested in the Follow-On Investment by any participating Capital Markets Affiliates, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9. Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund, Affiliated Fund or Capital Markets Affiliate desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds, Affiliated Funds and Capital Markets Affiliates holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund, or such Capital Markets Affiliate, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds, Affiliated Funds and Capital Markets Affiliates, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

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(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’, Regulated Funds’ and Capital Markets Affiliates’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds, Affiliated Funds and Capital Markets Affiliates that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds, Affiliated Funds and Capital Markets Affiliates hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s, Affiliated Fund’s or Capital Markets Affiliates’ holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Funds, the Capital Markets Affiliates, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’, the Affiliated Funds’ and the Capital Markets Affiliates’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds and the amount proposed to be invested in the Follow-On Investment by any participating Capital Markets Affiliates, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10. Board Reporting, Compliance and Annual Re-Approval

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds or Capital Markets Affiliates during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or Capital Markets Affiliate or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds, Affiliated Funds or Capital Markets Affiliates that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

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(c) Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d) The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11. Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12. Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund or Capital Markets Affiliate.

13. Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds and Capital Markets Affiliates in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Transaction Fees.27 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the Capital Markets Affiliates, the other Regulated Funds or any affiliated person of the Affiliated Funds, the Capital Markets Affiliates or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds, the Affiliated Funds and the Capital Markets Affiliates, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15. Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

[27]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

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Jacqueline Giammarco

c/o Stone Point Capital

20 Horseneck Lane

Greenwich, CT 06830

Tel: (203) 862-3124

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Aaron J. Schlaphoff, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

William J. Bielefeld

Dechert LLP

1900 K Street NW

Washington, DC 20006

Tel: (202) 261-3386

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B, respectively.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 6th day of July, 2021.

STONE POINT CREDIT CORPORATION

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Chief Compliance Officer

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STONE POINT CREDIT ADVISER LLC

By: Stone Point Credit Management LLC
Its: Sole Member

By: Stone Point Credit Holdings LLC
Its: Managing Member

By: SPC Field Credit Holding
Its: Sole Member

By: SPC Field Partners LLC
Its: Managing Member

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Authorized Person

SPC CAPITAL MARKETS LLC

/s/ Michael Gregorich
Name: Michael Gregorich
Title: Chief Operating Officer and Secretary

SPC FINANCING COMPANY LLC

/s/ Michael Gregorich
Name: Michael Gregorich
Title: Chief Operating Officer

SPC OPPORTUNITIES FUND, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPORTUNITIES PARALLEL FUND, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

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SPC OPPORTUNITIES FEEDER FUND, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPORTUNITIES PARALLEL FEEDER FUND, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC WILSON POINT, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS WILSON POINT, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

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OVERLAND POINT, L.P.

By: Overland Point GP, LLC
Its: General Partner

By: Stone Point GP Ltd.
Its: Sole Member

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS OVERLAND POINT, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OYSTER POINT, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC PACIFIC POINT, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC PACIFIC POINT II, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

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SPC PACIFIC POINT-A, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC PACIFIC POINT II-A, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS FUND HOLDINGS I, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS FUND HOLDINGS II, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS 1903 HOLDINGS LLC

By: SPC Opps Fund Holdings II, L.P.
Its: Sole Member

By: SPC Opps Fund GP, L.P.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS HOLDINGS S.a.R.L.

By: SPC Opps Fund Holdings II, L.P.
Its: Sole Shareholder

By: SPC Opps Fund GP, L.P.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

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EXHIBIT A

VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of July 6, 2021 for and on behalf of Stone Point Credit Corporation, Stone Point Credit Adviser LLC, SPC Capital Markets LLC, SPC Financing Company LLC, SPC Opportunities Fund, L.P., SPC Opportunities Parallel Fund, L.P., SPC Opportunities Feeder Fund, L.P., SPC Opportunities Parallel Feeder Fund, L.P., SPC Opps Professionals Fund, L.P., SPC Wilson Point, L.P., SPC Opps Wilson Point, L.P., Overland Point, L.P., SPC Opps Overland Point, L.P., SPC Oyster Point, L.P., SPC Pacific Point, L.P., SPC Pacific Point II, L.P., SPC Pacific Point-A, L.P., SPC Pacific Point II-A, L.P., SPC Opps Fund Holdings I, L.P., SPC Opps Fund Holdings II, L.P., SPC Opps 1903 Holdings LLC, and SPC Opps Holdings S.a.R.L.; that she holds the office with each such entity as indicated below; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

STONE POINT CREDIT CORPORATION

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Chief Compliance Officer

STONE POINT CREDIT ADVISER LLC

By: Stone Point Credit Management LLC
Its: Sole Member

By: Stone Point Credit Holdings LLC
Its: Managing Member

By: SPC Field Credit Holding LLC
Its: Sole Member

By: SPC Field Partners LLC
Its: Managing Member

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Authorized Person

SPC CAPITAL MARKETS LLC

/s/ Michael Gregorich
Name: Michael Gregorich
Title: Chief Operating Officer and Secretary

SPC FINANCING COMPANY LLC

/s/ Michael Gregorich
Name: Michael Gregorich
Title: Chief Operating Officer

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SPC OPPORTUNITIES FUND, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPORTUNITIES PARALLEL FUND, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPORTUNITIES FEEDER FUND, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPORTUNITIES PARALLEL FEEDER FUND, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

31 of 34

SPC OPPS PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC WILSON POINT, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS WILSON POINT, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

OVERLAND POINT, L.P.

By: Overland Point GP, LLC
Its: General Partner

By: Stone Point GP Ltd.
Its: Sole Member

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS OVERLAND POINT, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

By: DW Opps GP, LLC
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

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SPC OYSTER POINT, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC PACIFIC POINT, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC PACIFIC POINT II, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC PACIFIC POINT-A, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC PACIFIC POINT II-A, L.P.

By: Stone Point GP Ltd.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC OPPS FUND HOLDINGS I, L.P.

By: SPC Opps Fund GP, L.P
Its: General Partner

/s/ Jaqueline M. Giammarco
Name: Jaqueline M. Giammarco Title: Vice President

SPC OPPS FUND HOLDINGS II, L.P.

By: SPC Opps Fund GP, L.P.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jaqueline M. Giammarco
Title: Vice President

SPC OPPS 1903 HOLDINGS LLC

By: SPC Opps Fund Holdings II, L.P.
Its: Sole Member

By: SPC Opps Fund GP, L.P.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jaqueline M. Giammarco
Title: Vice President

SPC OPPS HOLDINGS S.a.R.L.

By: SPC Opps Fund Holdings II, L.P.
Its: Sole Shareholder

By: SPC Opps Fund GP, L.P.
Its: General Partner

/s/ Jacqueline M. Giammarco
Name: Jaqueline M. Giammarco
Title: Vice President

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EXHIBIT B

Resolutions of

Stone Point Credit Corporation

RESOLVED, that the officers of the Company be, and each hereby is, authorized in the name of the Company and on behalf of the Company to make or cause to be made, and to execute and cause to be filed with the SEC, an application for co-investment exemptive relief under the 1940 Act (the “Co-Investment Exemptive Application”) including the Company along with the Adviser and certain of its affiliates, and

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company to make or cause to be made, and to execute and cause to be filed with the SEC, any and all amendments to such Co-Investment Exemptive Application, effecting such changes as any such officer or officers may deem necessary or advisable; and

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

(Approved by written consent on September 15, 2020)

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